

November 4, 2010

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

>   **Re: Citigroup Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Period Ended June 30, 2010**
>   **Filed February 26, 2010 and August 6, 2010, respectively**
>   **Form 8-K filed October 18, 2010**
>   **File No. 001-09924**

Dear Mr. Gerspach:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Securitizations – Elimination of QSPEs and Changes in the Consolidation Model for Variable Interest Entities, page 107

1. We note your response to prior comment 1 from our letter dated July 20, 2010. We continue to have questions related to your collateralized debt and loan obligation (CDO) structures. Please address the following:
    a. Tell us whether the independent asset manager, referred to in your response to bullet point (e), constitutes a related party for purposes of the consolidation analysis. If so, please revise future filings to disclose this fact as required by ASC 850-10-10.

  b. Tell us whether you take into account activities in connection with *designing* and *establishing* each entity when determining who has the power over activities that most significantly impact the entity's economic performance. For example, do you take into account the activity *at inception* of designing asset eligibility requirements, purchase and sale triggers (e.g. market value and credit-related triggers), etc.? If you do consider these factors, please tell us how you are still able to conclude that the asset manager's activities are those which *most significantly* impact the economic performance of the entity.

2. You state in your response to bullet point (e) that in an event of default, the power may no longer be held by the asset manager. Tell us whether there are any unconsolidated entities where the default trigger was reached, and you do not own all of the super senior tranches, that you believe the asset manager does not have the power over the entity.

  a. Tell us the nature and the form of the compensation provided to the independent asset manager.

  b. Tell us the nature and the form of investment interest held by the independent asset manager.

  c. We note in your response to bullet point (d) that in the event the CP was able to roll, it was put to the liquidity provider. We also note in your response to bullet point (h) that for all CDO transactions that you structured and held all senior interests (i.e. super senior positions), and for which you had the right to liquidate upon default, that you exercised your "liquidity put" option. Tell us whether you consolidate the structures for which you have a written put option (liquidity put). Further, tell us whether there are liquidity put contracts relating to non-super senior positions.

  d. We note in your response to bullet point (h) you conclude that you have potentially significant exposure to benefits in situations where you retain significant portions of the "super-senior" positions issued by certain CDOs, or where you are the liquidity put counterparty. Tell us whether you meet the power characteristic and consolidate in those transactions.

3. We note your response to prior comment 2 from our letter dated July 20, 2010. We continue to have questions related to your equity and credit-linked note structures. Please address the following:

  a. We note in your response to bullet point (b) that you do not have power, even in situations in which you hold more than 50% of the equity-linked notes (ELN). Tell us whether you believe that investors have the power in these situations. Tell us who you believe holds power in situations where the investors hold more than 50% of the ELN. Or tell us whether you believe power is shared between you and the investors in either situation. Tell us whether you consider the fact that you helped design the entity contributes to the determination as to whether you have power over the entity.

  b. We note your response to bullet point (c) which states, in part, that Citigroup and the Investors initiate the transaction. Please provide us more information about the initiation of transactions.

      i. Specifically, how active are investors involved in the transaction? At what point are investors obligated to the transaction?

     ii. Do investors execute a forward purchase contract?

    iii. What are the offering mechanics?

    iv. Are you the underwriter?

     v. What are the terms of the underwriting (best efforts, etc.)?

c. We also note in your response to bullet point (c) related to refinancing, modification, or reissuance of an entity's own notes that should an investor want a different exposure, they would sell the credit-linked note (CLN) to you, the VIE would be terminated, and a new transaction/entity would be established. Please address the following:

      i. Tell us why you would not modify the existing note/deal.

     ii. Tell us whether the VIE is terminated simply as a consequence of your purchase of the notes.

    iii. Tell us whether are there any other termination provisions or mechanisms by which you could terminate the VIE.

    iv. Tell us whether you believe the practice of buying the CLN at *fair value* gives you power over the entity.

     v. Tell us whether you believe the fact that you buy the CLN back represents implicit power.

    vi. Tell us whether ELNs are also subject to refinancing, modification or reissuance.

d. Your response to bullet point (d) indicates that VIEs have ongoing activities that are administrative in nature, but that you believe none of those activities require "power" or significantly impact the economic performance of the transaction. Further, in your response to bullet point (e), you state that you provide most of these administrative functions.

      i. Tell us the nature of the compensation you receive for performing those functions.

     ii. Further, tell us whether there is operational risk associated with the administrative activities and, if so, which party has power over that operational risk and/or which party bears the risk.

    iii. Specifically, are there any decisions you can make that affect the operation of the transactions?

    iv. Finally, tell us whether and/or how investors are involved in any of these activities.

e. We also note in your response to bullet point (d) that Citigroup's default would result in the normal bankruptcy process, and that the VIE would be a creditor of Citigroup with decisions made by Citigroup as Trustee for the VIE. Tell us whether bankruptcy is the normal proceeding here because the obligated party (i.e. Citigroup) is not an entity under the resolution authority of the federal banking agencies.

f. You state in response to bullet point (e) that ratings agencies help establish the terms of the entity. Please tell us why the rating agencies participate in this manner, especially given the fact that it is usually the role of rating agencies to describe the *consequences* of a given arrangement on probability of default.

g. We note from your response to bullet point (h) that you provide various administrative services to the VIEs, but that you believe those services do not constitute power per the guidance in paragraph 27 of ASC 810-10-55. Please confirm that you concluded that the fee arrangement would not be considered variable interests *at the inception* of the transaction. Also, tell us whether you reassess that conclusion in the event that you acquire any of the notes issued by the VIE, regardless if it is a CLN or an ELN. Tell us whether you believe that you have power in the presence of that VIE.

h. We note in your response to bullet point (b) that you increased assets of $1.2 billion for ELNs purchased from investors, with a corresponding liability for the prepaid equity derivative. However, in your response to bullet point (g) you state that the purchase of ELNs is in substance the termination of the relevant portion of the equity derivative, and that once a certain amount of ELNs are purchased for a specific transaction you take the "administrative step" to redeem that portion of the ELNs and reduce the notional amount of the prepaid equity derivative. Please address the following:

   i. Tell us the threshold at which you take the administrative step.
   ii. Tell us whether it is possible to take the administrative step before reaching that threshold.
   iii. Tell us whether it would be possible to remarket the ELNs, if so desired.
   iv. Tell us your policy for extinguishment of the asset and liability under ASC 405-20-40-1. Tell us if this is a legal extinguishment or a credit extinguishment. Tell us whether you view Citigroup as its own creditor.

Allowance for Credit Losses, page 107

4. We note your response to prior comment 4 from our letter dated July 16, 2010. We were unable to locate the disclosure you indicated was to be included on page 48 of your second quarter 2010 Form 10-Q in your response to bullet point (d). We were also unable to locate the proposed disclosure to bullet point (c) in your second quarter 2010 Form 10-Q. Further, in your response to bullet point (c) you do not propose to include quantified data in your future filings disclosure. Please revise future filings to include all of this information, including quantification, to the extent possible, of your success with enforcing guarantor support.

Form 10-Q for the period ended June 30, 2010

Representations and Warranties, page 53

5. We note your response to prior comment 6 from our letter dated July 16, 2010. Please address the following:

   a. In your response to bullet point (h), you state that you "aggressively pursue" collection from correspondent mortgage companies through legal and other means. Please revise your future filings to disclose in greater detail the situations where you pursue collection from these companies, how successful you have been at recouping funds from these companies, how close your actual collections from these companies has tracked compared to your estimated collections that were built into the repurchase reserve, and what your expectations are to be able to pursue remedies from such companies going forward.

b. Regarding your response to bullet point (k), please tell us in greater detail specifically what changed with respect to your "approach to deriving" assumptions. More clearly identify any new information used and explain why it was not available or used in prior periods.

c. Please revise your future filings to more clearly describe the nature of the amounts presented in your line item titled "Change in estimate" in your rollforward of the repurchase reserve on page 55. Clearly identify the nature of the changes in your estimation process for the repurchase reserve for each of the periods presented. As part of your explanation, clearly address why the amounts for the change in estimate are so significant compared to the amounts attributable to new sales, particularly in light of the fact that you disclose on page 54 that a majority of the repurchase reserve is related to loans originated in 2006 to 2008. As part of your description of your reserve methodology, clearly discuss why you are still experiencing such significant increases in your estimates to repurchase reserves related to loans that were originated and sold two to four years ago.

d. In your response to bullet point (l) you state that a range of reasonably possible loss is not estimable because of the "nature of the reserve." It is still unclear to us how you are able to derive a best estimate of loss but not a range of reasonably possible losses. As previously requested, please revise your disclosure in future filings to provide a range of reasonably possible loss, or tell us in greater detail why you believe it is not appropriate. Again, we refer you to ASC 450-20-55-35 which indicates that the range of reasonably possible loss should still be disclosed even in situations where the company accrued its best estimate.

Financial Statements

Note 1. Basis of Presentation, page 101

6. We were unable to locate disclosure of your accounting policy related to repurchase and resale agreements similar to the disclosure included on page 90 of your March 31, 2010 Form 10-Q. Please revise future interim and annual filings to continue to disclose your accounting policy, including confirmation of the fact that you treat certain of these transactions as sales under ASC 860-10.

Item 1. Legal Proceedings, page 196

7. We note your response and revised disclosures to prior comment 7 from our letter dated July 16, 2010. We acknowledge that you have included some amounts and estimated possible losses related to certain pending litigation cases in your enhanced disclosures.

However, we do not believe your disclosure complies fully with the criteria and guidance in ASC 450. Specifically, we refer to the introductory and generic disclosures that a range cannot be estimated and are unclear why you believe you are in full compliance with the above referenced guidance. It is apparent that the litigation matters you have disclosed are significant to investors, that the stages of litigation vary among cases, and thus a more transparent discussion of the reasonably possible loss or range of possible losses of at least some of these cases, which can be done on an aggregate basis, is required so that an investor may understand your liability exposure in this regard. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please revise your disclosure in future filings.

<u>Form 8-K filed October 18, 2010</u>

8. We note you recorded an $800 million pre-tax loss on the sale of the Student Loan Corporation (SLC) in the third quarter 2010. In your earnings call, you further stated that you added an incremental increase of approximately $100 million to the allowance for loan losses related to the portion of the SLC portfolio that you retained, and that this increase was due to the fact that the portfolio had been covered by insurance but the insurance coverage was being sold with the legal SLC vehicle. It would appear from your statement that you were netting the insurance coverage (asset) against the necessary allowance for loan losses with respect to the SLC portfolio.
   a. If so, please tell us what guidance you relied on in concluding this was the appropriate accounting treatment for the allowance for loan losses.
   b. Tell us the general nature of and features of the insurance coverage, particularly including the extent to which the coverage was specifically attached to individual loans (similar to PMI) or if the coverage was in bulk form.
   c. Clearly disclose the extent to which you were netting the insurance coverage against the allowance for loan losses on the balance sheet or the provision for credit losses on the income statement or both.
   d. Further, please tell us whether you apply similar accounting treatment to any other loan portfolio(s) for which you have insurance coverage.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief